AH
3.1.2004

04001904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-26-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 WASH., D.C. 158 SECTION PROCESSING

SEC FILE NUMBER
8-35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT ARCHITECTS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd. North
(No. and Street)

Petaluma (City) CA (State) 94952 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock (702) 763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clare, Chapman, Storey & Bowen, LLP
(Name – *if individual, state last, first, middle name*)

200 California Street, 3rd Floor (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HADDOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT ARCHITECTS INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Maureen E. McGuigan

Notary Public

MAUREEN E. MCGUIGAN
COMM. #1396213
Notary Public-California
SONOMA COUNTY
My Comm. Exp. Jan 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS, INC.

(A California Corporation)

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

JOSEPH CLARE
CPA
415.394.0881

RICHARD B. CHAPMAN
CPA
415.394.0884

JEFFERY T. STOREY
CPA
415.394.0882

DANIEL J. BOWEN
CPA
415.394.0883

RICHARD LAURENCE
CPA
415.394.0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholders:
Investment Architects, Inc.

We have audited the accompanying statement of financial condition of Investment Architects, Inc., a California corporation, as of December 31, 2003, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Investment Architects' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. The financial statements of Investment Architects Inc. as of December 31, 2002, were audited by other auditors whose report dated January 16, 2003, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
February 20, 2004

200 California Street, 3rd Floor • San Francisco, CA 94111 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 208,140	$ 185,856
Receivables from customers	175,730	54,474
Prepaid insurance	20,874	-
TOTAL CURRENT ASSETS	404,744	240,330
Corporate investment	9,450	10,000
Deferred tax asset	2,281	2,281
Property and equipment, net	5,526	2,654
Deposit	600	600
TOTAL ASSETS	$ 422,601	$ 255,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 187,553	$ 56,831
Income Taxes Payable	4,687	1,099
Accrued Expenses	53,155	26,605
TOTAL CURRENT LIABILITIES	245,395	84,535
STOCKHOLDERS' EQUITY	177,206	171,330
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 422,601	$ 255,865

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	**2002**
COMMISSION FEE AND CONCESSION INCOME	$ 3,232,064	$ 3,142,213
OPERATING EXPENSES	3,224,771	3,136,947
INCOME FROM OPERATIONS	7,293	5,266
OTHER INCOME (EXPENSES)		
Interest Income	1,965	2,676
Unrealized Losses	(550)	(6,300)
INCOME BEFORE PROVISION FOR INCOME TAXES	8,708	1,642
PROVISION FOR INCOME TAXES	2,832	335
NET INCOME	$ 5,876	$ 1,307

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - January 1, 2002	405	$ 7,500	$ 162,523	$ 170,023
Net Income			1,307	1,307
Balance - December 31, 2002	405	$ 7,500	$ 163,830	$ 171,330
Net Income			5,876	5,876
Balance - December 31, 2003	405	$ 7,500	$ 169,706	$ 177,206

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 5,876	$ 1,307
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,321	1,117
(Increase) decrease in:		
Receivables	(121,256)	(3,792)
Other current assets	(20,874)	31,457
Corporate investment	550	6,300
Increase (decrease) in:		
Accounts payable	134,310	469
Accrued expenses	26,550	(7,873)
NET CASH USED BY OPERATING ACTIVITIES	26,477	28,985
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(4,193)	(1,959)
NET CASH USED BY INVESTING ACTIVITIES	(4,193)	(1,959)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-
NET DECREASE IN CASH	22,284	27,026
CASH AT BEGINNING OF YEAR	185,856	158,830
CASH AT END OF YEAR	$ 208,140	$ 185,856

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Investment Architects, Inc., (the Company) is a broker/dealer with emphasis in managed accounts, mutual funds, and variable annuities. The Company was incorporated in September 1984, and was licensed as a California broker/dealer in June 1986.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are investments in interest-bearing instruments with original maturities of three months or less.

Depreciation

It is the Company policy to capitalize all expenditures for equipment and furniture in excess of $500 and these fixed assets are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of 3 to 7 years.

Revenue Recognition

The Company records commission income and related commission expenses on a settlement basis.

NOTE B – ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts owed by customers. Management believes these are full collectible and, as a result, no allowance for doubtful accounts has been established.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consists of the following:

	2003	2002
Computer and equipment	$ 21,465	$ 17,272
Furniture and fixtures	3,014	3,014
Total property and equipment	24,479	20,286
Less accumulated depreciation and amortization	(18,953)	(17,632)
Property and equipment, net	$ 5,526	$ 2,654

NOTE D - SECURITIES OWNED

At December 31, 2003 and 2002, the following security is shown at market value.

	2003	2002
NASDAQ Equities	$ 9,450	$ 10,000

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in California. Certain accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 and 2002, the Company's uninsured cash balances totaled $45,156 and $48,450, respectively.

NOTE F – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $141,830, which was $121,874 in excess of its required net capital of $16,368. The Company's net capital ratio was 1.73 to 1.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
SCHEDULE I
December 31, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total stockholders' equity		$ 177,206
Deductions:		
Nonallowable assets:		
Receivables	8,899	
Prepaid Expenses	20,874	
Furniture and equipment	4,892	
Deferred Tax Asset	2,281	
Deposit	600	
Total Deductions		37,546
Capital before haircuts		139,660
Haircuts		1,418
Net Capital		138,242
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		16,368
Excess net capital		$ 121,874
Reconciliation with company's computation:		
Net capital, as reported by Company		$ 140,809
Audit adjustment to record income taxes payable		(3,200)
Audit adjustment to record property, plant & equipment		633
Net Capital		$ 138,242

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
SCHEDULES II through IV
December 31, 2003

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

JOSEPH CLARE CPA 415.394.0881

RICHARD B. CHAPMAN CPA 415.394.0884

JEFFERY T. STOREY CPA 415.394.0882

DANIEL J. BOWEN CPA 415.394.0883

RICHARD LAURENCE CPA 415.394.0280

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders:
Investment Architects, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Architects, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Investment Architects, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Investment Architects, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Investment Architects, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Investment Architects, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Investment Architects, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 California Street, 3rd Floor • San Francisco, CA 94111 • Phone: 415.394.0880 • Fax: 415.394.0889

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Investment Architects' practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
February 20, 2004